U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-238679, 333-259748, 333-265413) and Registration Statement on Form F-3 (File No. 333-256630).

EXPLANATORY NOTE

Filed herewith as Exhibits 99.1 and 99.2 are Registrant’s Condensed Interim Unaudited Consolidated Financial Statements as of June 30, 2022 and for the six months ended June 30, 2022 and June 30, 2021 and Management’s Discussion and Analysis of Results of Operations.

EXHIBIT INDEX

Exhibit	Description

99.1	AnPac Bio-Medical Science Co., Ltd. Condensed Interim Unaudited Consolidated Financial Statements as of June 30, 2022

99.2	Management’s Discussion and Analysis of Results of Operations, Liquidity and Cash Flows

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.

	By:	/s/Haohan Xu
	Name:	Haohan Xu
	Title:	Co-Chief Executive Officer

Dated: March 20, 2023